EXHIBIT 99.5


Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Telkom SA Limited files an average tariff increase of 0.2% for 2005

Telkom SA Limited has filed its 2005 tariff adjustments with the Independent Communications Authority of South Africa (ICASA), in accordance with the Telecommunications Act, 103 of 1996, and regulations made under the Act. The current regulations impose a price cap formula on a basket of specified services that Telkom previously had the exclusive right to provide, including installations; prepaid and postpaid line rental; local, long distance and international calls; fixed-to-mobile calls; public payphone calls; ISDN services; the Diginet product; and the Megaline product.

Currently, the overall tariffs for all services in the basket may not be increased by more than 1.5% below inflation in South Africa, based on the consumer price index (CPI) and measured using revenue for the services in the basket at constant volumes for the prior year. In addition, the price of any individual product or service included in the basket may not be increased by more than 5% above inflation in South Africa in any year. Inflation is based on the year on year movement in CPI as measured at September 30, 2004. CPI was 1.3% at September 30, 2004.

The current regulation makes provision for the carry over of allowable rate benefits that were not used in the prior year to be claimable in the following year. In the 2004 annual tariff increases Telkom did not utilise the full allowable rate benefits. The amount carried over to the 2005 tariff increases will have a 0.5% impact on the allowable increase in tariffs.

Based on CPI and the carry over allowance from the prior year, Telkom's tariff adjustments for the regulated basket of services represent an increase in revenue of 0.2%, effective from January 1, 2005.


Key tariff changes
The following tables set forth subscription and connection tariffs as of January 1, 2005 and January 1, 2004.

                                         As of January 1, 2005
                             PSTN         PSTN         ISDN2        ISDN30
                           Postpaid      Prepaid       Basic       Primary
                                   (ZAR, including value-added tax)
Business
Installation                   291.60          n/a       409.00     22,026.00
Monthly rental                 115.65          n/a       230.50      3,469.60
Residential
Installation                   291.60       168.40       409.00           n/a
Monthly rental                  87.05        54.00       195.90           n/a


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                                         As of January 1, 2004
                             PSTN         PSTN         ISDN2        ISDN30
                           Postpaid      Prepaid       Basic       Primary
                                   (ZAR, including value-added tax)
Business
Installation                   274.35          n/a       384.75     20,721.00
Monthly rental                 108.80          n/a       216.82      3,264.00
Residential
Installation                   274.35       158.40       384.75           n/a
Monthly rental                  81.90        50.80       184.28           n/a


The following table sets forth postpaid and prepaid traffic tariffs as of January 1, 2005 and January 1, 2004.


                                                                              As of January 1, 2004  As of January 1, 2005
                                                                                  Peak     Off peak     Peak      Off peak
                                                                                 rates(1)   rates(2)   rates(1)    rates(2)
                                                                                     (ZAR, including value-added tax)
Postpaid services (residential and business)
Local minimum call charge (0-50km) for first unit(3)                                 0.56       0.56       0.59        0.59
Local call rate per minute (0-50km) after first unit(3)                              0.38       0.15       0.40        0.16
Long distance minimum call charge (>50km) for first unit(4)                          0.99       0.99       0.89        0.89
Long distance call rate per minute (>50km) after first unit(4)                       0.99       0.50       0.89        0.45
Fixed-to-mobile call rate per minute (Vodacom)                                       1.84       1.13       1.89        1.17
Fixed-to-mobile call rate per minute (MTN)                                           1.84       1.13       1.89        1.17
Fixed-to-mobile call rate per minute (Cell C)                                        1.84       1.13       1.89        1.17

Prepaid services (residential only)
Local minimum call charge (0-50km) for first unit(5)                                 0.56       0.56       0.59        0.59
Local call rate per minute (0-50km) after first unit(5)                              0.43       0.17       0.46        0.18
Long distance minimum call charge (>50km) for first unit(6)                          0.99       0.99       0.89        0.89
Long distance call rate per minute (>50km) after first unit(6)                       1.17       0.59       1.06        0.53
Fixed-to-mobile call rate per minute (Vodacom)                                       1.84       1.13       1.89        1.17
Fixed-to-mobile call rate per minute (MTN)                                           1.84       1.13       1.89        1.17
Fixed-to-mobile call rate per minute (Cell C)                                        1.84       1.13       1.89        1.17

------------------
1. Monday to Friday 7 a.m. to 7 p.m. for local and long distance calls. Monday to Friday 7 a.m. to 8 p.m. for fixed-to-mobile calls.
2. Monday to Thursday 7 p.m. to 7 a.m. the next morning and Friday 7 p.m. to Monday 7 a.m. for local and long distance calls. Monday to Thursday 8 p.m. to 7 a.m. the next morning and Friday 8 p.m. to Monday 7 a.m. for fixed-to-mobile calls.
3. The first unit for peak calls is 89 seconds and for off peak calls is 222.5 seconds.
4. The first unit for peak calls is 60 seconds and for off peak calls is 120 seconds
5. The first unit for peak calls is 78 seconds and for off peak calls is 194.5 seconds
6. The first unit for peak calls is 51 seconds and for off peak calls is 101 seconds.


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Tariffs for calls to international destinations will on average decrease by 28%


                                 As of January 1, 2004    As of January 1, 2005
                                    Peak    Off-peak        Peak     Off-peak
                                      (ZAR, including value-added tax)
Minimum charge                      99 c         99c         89c          89c
UK                                 R3.12       R2.81       R1.70        R1.50
USA                                R3.33       R3.02       R1,70        R1.50
Australia                          R3.01       R2.70       R1.70        R1.50
India                              R6.63       R5.98       R2,30        R2.00
Nigeria                            R6,68       R6,29       R3,30        R3,00
Pakistan                           R7.79       R6.70       R2.70        R2.40
China                              R5.95       R5.35       R3.60        R3.35


The following table sets forth the monthly tariffs for data leased lines using 20 km distances and ADSL service as of the dates indicated. Subscription to the ADSL service also requires the subscription to a PSTN postpaid line.

                                          As of January 1,
                                           2004       2005
                                          (ZAR,
                                        including
                                         value-
                                         added
                                          tax)
ADSL connection charges
   Residential                               404        404
   Business                                  404        404
ADSL service charges
   Residential                               680        680
   Business                                  800        800
Diginet (64kbs)                            2,196      2,236
Diginet Plus (512kbs)                      6,165      6,165
Megalines
   2 Mbit/s                               16,963     16,188
   34 Mbit/s                             143,412    136,800
   140 Mbit/s                            483,588    461,244

Johannesburg
November 15, 2004

Special note regarding forward-looking statements

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in item 3 of Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission ("SEC") and our other filings with the SEC, available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure, customer non-payments, theft and bad debt; the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates; our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.